TRAILMARK INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

For the Year Ended December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52864

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Trailmark Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
3379 Peachtree RD NE STE 272
(No. and Street)

Atlanta	GA	30326
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Bruce Williamson	404-869-4600	bwilliamson@trailmark.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA
(Name – if individual, state last, first, and middle name)

100 Sybelia Avenue, STE 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

07/28/2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Bruce Williamson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Trailmark Inc., as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JENNIFER HAMMOCK
NOTARY
EXPIRES
GEORGIA
06/25/2023
PUBLIC
OCONEE COUNTY

Signature: [signature]

Title:
CFO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Trailmark, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Trailmark, Inc. as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Trailmark, Inc. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Trailmark, Inc.'s management. Our responsibility is to express an opinion on Trailmark, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Trailmark, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as Trailmark, Inc.'s auditor since 2018.

Maitland, Florida

April 14, 2022

TRAILMARK INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	2,816,339
Accounts receivable		101,043
Prepaid expenses and deposits		17,868
Property and equipment, net		6,540
Other assets		11,510
Total Assets	$	2,953,300

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable and accrued expenses	$	73,235
Payroll liabilities		167,016
Accrued retirement contribution		107,619
Total Liabilities		347,870

STOCKHOLDERS' EQUITY

Common stock, $0.01 par value, 10,000 authorized; 2,600 shares issued and		26
Additional paid-in capital		25,974
Retained Earnings		2,579,430
Total Stockholders' Equity		2,605,430
Total Liabilities and Stockholders' Equity	$	2,953,300

See accompanying notes to the financial statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations - Trailmark Inc. (f/k/a Fortress Group, Inc.) (the Company) provides investment banking services concentrating on private placement financing and private market transaction advisory services. In the private placement area, the Company's clients are generally alternative asset fund managers raising new investment funds. In the private market transaction advisory area, the Company's clients are generally alternative assets fund managers.

Basis of accounting - The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other assets and liabilities in accordance with accounting principles generally accepted in the United States of America.

Cash and cash equivalents - The Company considers all money market accounts and highly liquid cash investments with a maturity date of three months or less to be cash equivalents.

Revenue from Contracts with Customers - Revenues from contracts with customers are composed of investment banking fees.   The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contracts whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory Fees - Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2021 all amounts were immaterial.

Income taxes - The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company's net income or loss is reportable by its stockholders in their individual income tax returns.

FASB ASC topic 740, *Income Taxes*, requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by an applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company evaluates its uncertain tax positions using the provisions of FASB ASC topic 450, *Contingencies*. Management believes that there are no material uncertain tax positions that should be accrued as of December 31, 2021. The Company is no longer subject to examination by taxing authorities for years prior to 2018.

Use of estimates **-** The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable – Accounts receivable represent amounts billed but not yet received. Management regularly evaluates the allowance for doubtful accounts considering a number of factors. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice due date and, based on assessment of current creditworthiness, past payment history, and historical loss experience, estimates the portions, if any, of the balance that will not be collected. Management determined that an allowance for doubtful accounts was not necessary as of December 31, 2021 as all receivables were deemed collectable.

Property and equipment – Furniture, fixtures, and equipment are depreciated on a straight-line basis over five-year estimated useful lives.

NOTE 2 – COMMITMENTS AND CONTINGENCIES

The Company filed an arbitration against an investment fund manager who subsequently filed a counterclaim against the Company for breach of contract for unspecified monetary damages. The arbitration is ongoing, and the Company intends to vigorously contest the counterclaims. There is no liability accrued as it cannot be ascertained.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment recorded at cost as of December 31, 2021 consist of the following classifications:

Computers & peripherals	$	45,165
Furniture		45,409
Office equipment		9,003
		99,577
Less accumulated depreciation		93,037
Property and equipment, net	$	6,540

Depreciation expense for the year ended December 31, 2021 was $780.

NOTE 4 – LEASES

The Company renewed a lease for a period of one-year effective December 1, 2021, for monthly payments in the amount of $10,838, which expires on November 30, 2022. The Company has elected not to apply the recognition requirements of Topic 842 relating to its short-term office lease and instead has elected to recognize the leas payments as cost on a straight-line basis over the lease term. The lease cost is $136,249 for the year

NOTE 5 – PENSION PLAN

The Company established a retirement plan during the year ended December 31, 2013 to replace the former Simplified Employee Pension plan (SEP) covering eligible employees. Company contributions to the plan are determined annually and are made at the discretion of the Board of

Directors. Employees do not make contributions into the plan. For the year ended December 31, 2021, the Company contributed $107,618 to the plan and is included in expenses in the statement of operations.

NOTE 6 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule states, in part, that a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers is required to maintain a minimum net capital of 6-2/3% of aggregate indebtedness, or $5,000, whichever is greatest. As of December 31, 2021, the Company has net capital of $2,412,142 which exceeds its minimum of $23,191 by $2,388,951.

Pursuant to SEC Rule 17a-5, paragraph (d)(4), the net capital computation contained in this annual audit report for the period ending December 31, 2021 does not differ materially from the net capital computation contained in the firm's unaudited FOCUS Report IIA for the period ending December 31, 2021. Consequently, a reconciliation was not required and is therefore not including herein.

NOTE 7 – CONCENTRATIONS OF CREDIT RISK

The Company maintains cash balances at banks and other financial institutions. Accounts at banks and institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company's cash deposits exceeded the insured amounts by approximately $2,566,000 as of December 31, 2021.

During the year ended December 31, 2021, approximately 65 % of the revenues were derived from four customers.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company entered into an agreement with Trailmark Group Ltd (f/k/a Fortress Placement Services (UK) Ltd) on January 1, 2014 to share in the use of and the expense of certain individuals and resources, as well as the revenue earned by the respective companies using the shared resources. The agreement was amended on April 1, 2021. During the year ended December 31, 2021, the Company recorded approximately $138,252 in salary reimbursements and $12,000 in database royalty fees from Trailmark Group Ltd. At of December 31, 2021 the Company owed $63,698 to Trailmark Group Ltd, which was paid in March 2022.

The Company and Trailmark Group Ltd share common ownership.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date and time the financial statements were issued. The company has determined there are no subsequent events that require disclosure.